[Brookdale Senior Living Logo]

December 4, 2009

Via EDGAR & Overnight Courier

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, D.C. 20549

Re:         Brookdale Senior Living Inc.
Form 10-K for the fiscal year ended December 31, 2008
Filed March 2, 2009
File No. 001-32641

Dear Mr. Spirgel:

On behalf of Brookdale Senior Living Inc. (the “Company”), and in response to the staff’s additional comment contained in your letter dated November 12, 2009 (the “Comment Letter”), I submit this letter containing the Company’s response to the Comment Letter.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the subject filing, and that staff comments or changes to such disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing.  The Company also acknowledges that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008, as amended by Amendment No. 1 on Form 10-K/A

Amendment No. 1 on Form 10-K/A

Compensation Discussion and Analysis, page 12

1.
We note your response to comment three in our letter dated October 14, 2009.  Further, we note that you believe that disclosure of specific individual performance goals would cause you competitive harm.  Please provide a detailed and thorough explanation and

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 4, 2009

analysis of why you believe disclosure of specific individual performance goals would cause you competitive harm.

Your explanation and analysis should avoid conclusory statements that your company will suffer competitive harm based upon public disclosure of such performance targets (or similar statements such as your company suffering injury).  For instance, please explain how disclosure of individual goals could lead competitors to determine, or limit the implementation of, your business strategy.  In addition, explain how disclosure of prior year’s individual goals will cause you competitive harm.

RESPONSE:  As noted in our prior response, the Company continues to believe that disclosure of the specific 2008 and 2009 individual performance goals for any of the named executive officers (including disclosure regarding how each executive performed with respect to each goal) would result in competitive harm to the Company, as such information constitutes confidential commercial and/or financial information.  However, in response to recent discussions with the staff, the Company has reevaluated the individual performance goals in good faith and has determined that such goals are not material to an investor’s understanding of the Company’s compensation policies and decisions regarding the named executive officers. Accordingly, the Company respectfully submits that additional disclosure regarding such individual performance goals is not required.

Item 402(b) of Regulation S-K requires a company to “explain all material elements of the registrant’s compensation of the named executive officers.”  The instructions to Item 402(b) note that “[t]he purpose of the Compensation Discussion and Analysis is to provide to investors material information that is necessary to an understanding of the registrant’s compensation policies and decisions regarding the named executive officers.”  With respect to the disclosure of performance targets, Question 118.04 of the staff’s Compliance and Disclosure Interpretations provides that “[a] company should begin its analysis of whether it is required to disclose performance targets by addressing the threshold question of materiality in the context of the company’s executive compensation policies or decisions.  If performance targets are not material in this context, the company is not required to disclose the performance targets.  Whether performance targets are material is a facts and circumstances issue, which a company must evaluate in good faith.”

For 2008, individual objectives comprised only a small portion of each named executive officer’s total target bonus opportunity (15% in the case of Messrs. Ohlendorf, Rijos and Smith and 25% in the case of Mr. Richardson).  Furthermore, each executive actually had three or four individual objectives, with each objective having a weighting of between 3% and 5% of the total target bonus opportunity (in the case of Messrs. Ohlendorf, Rijos and Smith) or between 5% and 10% of the total target bonus opportunity (in the case of Mr. Richardson).  Thus, each individual objective only related to a total potential bonus opportunity of between $12,000 and $20,000 (in the case of Messrs. Ohlendorf, Rijos and

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 4, 2009

Smith) or between $7,400 and $14,800 (in the case of Mr. Richardson).  In addition, each individual objective only represented approximately 0.8% to 1.7% of each officer’s total compensation for 2008.

Similarly, for 2009, each named executive officer’s semi-annual individual objectives bonus opportunity is based on the achievement of three or four individual objectives, with each objective having a weighting of between 25% and 33% of the total semi-annual bonus opportunity.  Thus, each semi-annual individual objective only relates to a total potential bonus opportunity of between $20,000 and $26,667 for each executive.

From a quantitative standpoint, the individual performance objectives are not individually material to an understanding of the Company’s compensation programs because no particular objective has the potential to affect more than a very small portion of each named executive officer’s total compensation for the relevant fiscal year.  Moreover, the Company has disclosed (and intends to continue to disclose in the future) the specific performance targets applicable to the Company’s named executive officer bonus program that are based on Company performance (i.e., Cash From Facility Operations), as those targets relate to a much larger portion of each named executive officer’s total compensation.

From a qualitative standpoint, the Company believes that additional disclosure regarding the specific individual performance goals would not be material to an understanding of the compensation paid to the Company’s named executive officers.  The Company has disclosed the general subject matter of the 2008 individual performance goals in the subject filing and respectfully submits that disclosure of any additional information regarding the individual performance goals would not be material to investors, as the disclosure in the subject filing is sufficient for an investor to understand the nature of the goals and the role that these goals played in the Company’s overall named executive officer compensation program.  In addition, many of the individual objectives relate to initiatives or programs which investors would have no or very limited ability to evaluate from the perspective of degree of difficulty of achievement.  As such, additional disclosure regarding such individual objectives would not be meaningful.

With respect to future filings, the Company intends to evaluate whether any individual performance goals are material to an understanding of the Company’s compensation programs.  If any such goals are deemed material, the Company intends to disclose such individual performance objectives and how each named executive officer performed with respect to each such objective, unless disclosure would result in competitive harm to the Company.  In instances where the Company believes the individual performance goals are immaterial, as is the case for 2008 and 2009, the Company respectfully submits that it will omit such disclosure and instead provide a discussion of the general subject matter of the individual objectives for the named executive officers (as it did in the subject filing with respect to the 2008 individual performance goals).

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
December 4, 2009

Please do not hesitate to contact me at (615) 221-2250 if you have any questions or further comments.

Sincerely,

/s/ T. Andrew Smith

T. Andrew Smith
Executive Vice President, General Counsel
and Secretary